SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

            Button Group Designs New Promotional Advertising Campaign
                             for the NFL and Reebok

           Promotion to Run in Tandem with First-Ever NFL Game Played
                             Outside North America

      LONDON, Oct. 18 /PRNewswire-FirstCall/ -- Button Group plc, a Futuremedia plc (NasdaqCM: FMDA) company, announced the launch of a new point of sale (POS) and window promotion for the National Football League (NFL) and Reebok. The POS and window promotions are located in the Foot Locker and Soccer Scene High Street stores in London. The POS promotion for Reebok and the NFL has been released in conjunction with the first competitive NFL game to be played outside of North America as the Miami Dolphins square off with the New York Giants on October 28, 2007 at Wembley Stadium.

      Reebok, the exclusive on-field apparel partner of the NFL, is launching its new NFL line, which captures a U.S. street style and NFL heritage appeal. Button incorporated a locker room theme, featuring yard-line markings and locker room benches to create the visual impact of a true American football game for the promotion. The campaign also gives customers the opportunity to win the final five pairs of tickets to the NFL game and bolsters the appeal of the sport internationally.

      About Button Group plc

      Button Group plc is a leading design, exhibition and events agency with clients that range amongst the telecommunications, finance, property, media and IT industries. Clients include NBC Universal, CBS Paramount, Union Properties, BlackBerry and Lend Lease. Button combines two and three dimensional design to provide creative solutions in the production of innovative exhibition stands and planning events around the World. For more information, visit www.buttonplc.com.

      Button Group plc, is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By:  /s/ George O'Leary
   ----------------------------
   George O'Leary
   Chief Executive Officer

Date: October 18, 2007